EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Avino Silver & Gold Mines Ltd. (“Avino” or the “Company”) Suite 900 – 570 Granville Street Vancouver, B.C., V6C 3P1

1.2	Executive Officer

The following individual is knowledgeable about the significant acquisition described herein and this business acquisition report:

Malcolm Davidson, Chief Financial Officer Ph: (604) 682-3701

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On October 20, 2014, Avino and Bralorne Gold Mines Ltd. (“Bralorne”) completed a court approved statutory plan of arrangement under Section 288 of the Business Corporation Act (British Columbia), whereby Avino purchased all of the outstanding common shares of Bralorne not already owned by Avino (the “Arrangement”). Pursuant to the Arrangement, each Bralorne common share (a “Bralorne Share”) not already owned by Avino has been transferred to Avino and the former holders thereof became entitled to receive for each such Bralorne Share, 0.14 of a common share of Avino.

The Arrangement is more fully described in Bralorne’s information circular dated September 4, 2014 and filed on SEDAR (www.sedar.com) under Bralorne’s profile.

2.2	Acquisition Date

October 20, 2014.

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2.3	Consideration

Pursuant to the Arrangement, 2,636,845 Avino common shares have been issued to the former holders of Bralorne Shares and all stock options to acquire Bralorne Shares have been cancelled.

2.4	Effect on Financial Position

Pursuant to the Arrangement, Avino acquired control of the Bralorne Gold Mine, located near Gold Bridge, British Columbia, and on a consolidated financial basis has assumed all liabilities of Bralorne. For information on the effect of the acquisition of Bralorne on Avino’s financial position, see the unaudited pro-forma consolidated statement of financial position of Avino included in Schedule 1. There are no plans or proposals for any material changes in Avino’s business affairs, or the affairs of the business of Bralorne which may have a significant effect on the financial performance and financial position of Avino. Dr. Matt Ball, President and Chief Operating Officer of Bralorne, was appointed VP Operations, Canada of Avino.

2.5	Prior Valuations

No valuation opinion was obtained in the last 12 months by either Avino or Bralorne. However, Bralorne obtained a fairness opinion from Bruce McKnight Minerals Advisor Services dated August 1, 2014 by Bruce McKnight B.A.Sc., M.Sc., MBA, P. Eng., FCIM, attesting to the fairness of the Arrangement to the shareholders of Bralorne as set out therein; and Avino obtained a fairness opinion from Ross Glanville & Associates Ltd. dated July 31, 2014 by Ross Glanville, B.A.Sc., P. Eng., CGA, MBA, attesting to the fairness of the Arrangement to the shareholders of Avino as set out therein.

2.6	Parties to Transaction

Immediately prior to the Arrangement, Avino held 9,679,149 Bralorne Shares, representing approximately 34% of the total issued and outstanding shares of Bralorne, and as a result, Avino was the control person of Bralorne and Bralorne was an affiliate of Avino.

2.7	Date of Report

December 30, 2014.

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Item 3	Financial Statements and Other Information

The following financial statements of Avino and Bralorne are included in and form an integral part of this Business Acquisition Report:

	1.	The audited financial statements of Bralorne, together with the accompanying report of the independent auditors, as at January 31, 2014 and 2013 and for the years then ended (Schedule 1).

	2.	The unaudited interim financial statements of Bralorne as at July 31, 2014 and for the three and six months then ended (Schedule 2).

3.

The unaudited pro-forma consolidated statement of financial position of Avino as at September 30, 2014, the unaudited pro-forma consolidated statements of income (loss) of Avino for the year ended December 31, 2013, the unaudited pro-forma condensed consolidated statements of income (loss) of Avino for the nine months ended September 30, 2014, and the related notes (Schedule 3).

Forward-looking statements

Certain information in this business acquisition report is forward-looking within the meaning of Canadian securities laws as it relates to anticipated financial performance, events or strategies. When used in this context, words such as will, anticipate, believe, plan, target, expect or similar words would suggest future outcomes.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including the fair value of assets acquired and liabilities assumed, the final settlement of any adjustments under the agreement for the Arrangement or plan of arrangement, completing the analysis of the tax treatment of the acquisition, recording any related future income tax adjustments and the effective corporate tax rate and incurring additional expenses in connection with the transaction, as well as those factors discussed in the section “Risk Factors” of the Company’s Management’s Discussion and Analysis and Annual Information Form (SEC Form 20F) for the year ended December 31, 2013 (which can be found on www.sedar.com under the Company’s profile).

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Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but may prove to be inaccurate. Although the Company believes the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing is not exhaustive of all factors and assumptions that may have been used.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SCHEDULE 1

Bralorne Gold Mines Ltd.

Audited Financial Statements

As at and for the years ended January 31, 2014 and 2013

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BRALORNE GOLD MINES LTD.

Audited Financial Statements

For the years ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Bralorne Gold Mines Ltd. (an exploration stage company) are the responsibility of the Company’s management. The financial statements are prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. These statements include amounts that are based on management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information used elsewhere in annual filings is consistent with that in the financial statements.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements as at January 31, 2014 and 2013, and its financial performance and its cash flows for the years ended January 31, 2014 and 2013 have been audited by Smythe Ratcliffe LLP Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“William Kocken”	“Annie Chan”

William Kocken	Annie Chan, CA
CEO	CFO

Vancouver, British Columbia

May 26, 2014

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INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF BRALORNE GOLD MINES LTD.

We have audited the accompanying financial statements of Bralorne Gold Mines Ltd., which comprise the statements of financial position as at January 31, 2014 and 2013, and the statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Bralorne Gold Mines Ltd. as at January 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Chartered Accountants

Vancouver, British Columbia

May 26, 2014

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BRALORNE GOLD MINES LTD.

Statements of Financial Position

As at January 31

(Expressed in Canadian Dollars)

	Note	2014	2013
ASSETS
Current assets
Cash		$486,664	$1,241,817
Prepaid expenses and deposits		49,430	20,600
GST/HST receivables		35,929	127,825
BC mining exploration tax credit receivable	7	-	457,505

		572,023	1,847,747
Non-current assets
Restricted cash	6	140,000	140,000
Exploration and evaluation assets	7	30,932,901	30,022,765
Property and equipment	8	87,540	92,390
		$31,732,464	$32,102,902

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$598,300	$894,753
Amounts due to related parties	11b	130,235	44,156
Gold advances	16	754,634	-

		1,483,169	938,909
Non-current liabilities
Decommissioning liability	9	98,000	98,000

		1,581,169	1,036,909

SHAREHOLDERS’ EQUITY
Share capital	10	37,747,897	37,739,506
Reserve for options		2,001,088	2,092,255
Deficit		(9,597,690)	(8,765,768)

		30,151,295	31,065,993

		$31,732,464	$32,102,902

Approved on behalf of the Board:

“Gary Robertson”	Director	“William Kocken”	Director
Gary Robertson		William Kocken

The accompanying notes are an integral part of these financial statements

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BRALORNE GOLD MINES LTD.

Statements of Operations and Comprehensive Loss

Years ended January 31

(Expressed in Canadian Dollars)

	Note	2014	2013

Operating and Administrative Expenses
Administration services		$10,984	$9,331
Amortization		22,481	17,863
Automobile		19,408	19,643
Consulting fees		3,791	28,916
Directors’ fees		24,000	22,000
Listing and filing fees		37,730	35,098
Office, occupancy and miscellaneous		125,947	142,566
Professional fees		143,559	64,513
Salaries and benefits		355,381	323,314
Shareholder information		104,923	214,299
Share-based compensation	10e	55,028	149,188
Travel and accommodation		20,946	52,431

		(924,178)	(1,079,162)
Write-down of receivables	11a	(77,623)	-
Interest income		2,106	2,584
Gain (loss) on foreign exchange		24,869	(46,895)

Net Loss and Comprehensive Loss for the Year		$(974,826)	$(1,123,473)

Loss per Share – Basic and Diluted		$(0.03)	$(0.04)

Weighted Average Number of Common Shares Outstanding		28,498,940	28,452,494

The accompanying notes are an integral part of these financial statements

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BRALORNE GOLD MINES LTD.

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Note	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Deficit	Total Shareholders’ Equity

Balance, January 31, 2012		28,375,835	$37,588,185	$2,169,932	$308,156	$(8,117,995)	$31,948,278

Common shares issued for cash:
Exercise of options	10b(ii)	121,009	92,000	-	-	-	92,000
Transfer on exercise of options	10b(ii)	-	59,321	(59,321)	-	-	-
Share-based compensation	10e	-	-	149,188	-	-	149,188
Transfer of expired options and warrants		-	-	(167,544)	(308,156)	475,700	-
Loss for the year		-	-	-	-	(1,123,473)	(1,123,473)

Balance, January 31, 2013		28,496,844	37,739,506	2,092,255	-	(8,765,768)	31,065,993

Common shares issued for cash:
Exercise of options	10b(i)	17,000	5,100	-	-	-	5,100
Transfer on exercise of options	10b(i)	-	3,291	(3,291)	-	-	-
Share-based compensation	10e	-	-	55,028	-	-	55,028
Transfer of expired options		-	-	(142,904)	-	142,904	-
Loss for the year		-	-	-	-	(974,826)	(974,826)

Balance, January 31, 2014		28,513,844	$37,747,897	$2,001,088	$-	$(9,597,690)	$30,151,295

The accompanying notes are an integral part of these financial statements

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BRALORNE GOLD MINES LTD.

Statements of Cash Flows

Years Ended January 31

(Expressed in Canadian Dollars)

	2014	2013

OPERATING ACTIVITIES
Net loss for the year	$(974,826)	$(1,123,473)
Adjustments for items not involving cash:
Amortization	22,481	17,863
Share-based compensation	55,028	149,188
Write-down of receivables	77,623	-

	(819,694)	(956,422)
Changes in non-cash working capital:
Prepaid expenses and deposits	(28,830)	37,528
GST/HST receivables	91,896	186,529
Accounts payable and accrued liabilities	14,009	(507,287)
Amounts due to related parties, net	86,079	(25,453)

Cash used in operating activities	(656,540)	(1,265,105)

INVESTING ACTIVITIES
Property and equipment acquisitions	(17,631)	(68,477)
Recovery of (expenditures on) exploration and evaluation assets, net of incidental sale of gold dore bar and concentrate	(896,799)	359,259
Gold advances	754,634	-
BC mining exploration tax credit	56,083	1,308,919

Cash provided by investing activities	(103,713)	1,599,701

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	5,100	92,000

Cash provided by financing activities	5,100	92,000

Increase (decrease) in cash	(755,153)	426,596

Cash, beginning of year	1,241,817	815,221

Cash, end of year	$486,664	$1,241,817

See Note 15 for supplemental cash flow information

The accompanying notes are an integral part of these financial statements

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BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

1.	Nature and Continuance of Operations

Bralorne Gold Mines Ltd. ("Bralorne" or the “Company”) is a publicly listed company incorporated on July 10, 1992 under the laws of the province of British Columbia. The Company maintains its head office and registered office at Suite 900 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1, and owns a 100% interest in a mineral property in British Columbia, Canada. It is in the process of exploring and developing its mineral property interest and has not yet determined whether this property contains sufficient ore reserves, such that their recovery would be economically viable. The Company’s shares trade on the Toronto Stock Venture Exchange under the symbol “BPM”, on the OTC Markets under the symbol “BPMSF” and on the Frankfurt Stock Exchange under the symbol “GV7”.

The Company is in the exploration and development stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its exploration and evaluation assets, and the Company’s ability to continue as a going concern are dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

As at January 31, 2014, the Company had working capital deficiency of $911,146 (2013 - positive working capital of $908,838) and a deficit of $9,597,690 (2013 - $8,765,768). Management believes the Company has sufficient funds to pay its ongoing operating expenditures, meet its liabilities for the ensuing year as they fall due and to fund cash payments for planned exploration programs (note 17).

2.	Basis of Presentation

Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis, except for financial instruments that have been classified as fair value through profit or loss (“FVTPL”), which are stated at their fair values. In addition, these financial statements have been prepared using the accrual basis of accounting, with the exception of cash flow information.

Approval of the financial statements

These financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 26, 2014.

Significant accounting judgments and estimates

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

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BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

2.	Basis of Presentation (continued)

Significant accounting judgments and estimates (continued)

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the financial statements and estimates with a risk of material adjustment are:

(a)	Realization of exploration and evaluation assets

The investment in exploration and evaluation assets on the Bralorne property comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of governmental requirements, the attainment of successful production from the properties, or from the proceeds upon disposal of the Company’s properties. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

(b)	Decommissioning, restoration and similar liabilities

Decommissioning and restoration obligation provisions represents management’s best estimate of the present value of the future costs. Significant estimates and assumptions are made in determining the amount of obligation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible disturbance; and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditures differing from the amounts currently provided.

(c)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

(d)	Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(e)	Commencement of commercial production

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the cost of relating mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers the Bralorne property is capable of operating at levels intended by management once it reaches consistent production of no less than 200 tons per day for 22 days of the month. As of January 31, 2014, the Bralorne property has not met this target.

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BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

2.	Basis of Presentation (continued)

Significant accounting judgments and estimates (continued)

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

3.	Significant Accounting Policies

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Financial instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held-to-maturity, available-for-sale, loans and receivable or FVTPL. All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. At initial recognition management has classified financial assets and liabilities as follows.

The Company has classified its cash as FVTPL. Accounts payable and amounts due to related parties are classified as other liabilities.

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

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BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

Exploration and evaluation assets

The Company is in the exploration and development stage with respect to its exploration and evaluation assets. Exploration and development costs directly related to the mineral property are deferred as exploration and evaluation assets until the property to which they relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body using the units-of-production method following commencement of production, or written off if the property is sold or abandoned.

The commencement of commercial production is deemed to occur on a determination made by management with reference to factors such as the asset’s ability to operate at its designed capacity over a pre-determined reasonable period of time, technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, and all necessary property and equipment have been acquired. However, the production phase does not commence with the removal of de minimis saleable mineral materials that occur in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.

Gold flotation concentrate, gold dore bars and silver contained within the gold dore bars produced during the exploration and development stage are recorded as a component of exploration and evaluation assets. Proceeds from the sale of gold produced during the bulk sampling stage are incidental to the exploration of mineral properties and are recorded, net of production costs, as a reduction of exploration and evaluation assets.

Proceeds from the sale of gold produced are recognized upon delivery when the following conditions are met:

•	it is probable that economic benefits will flow to the Company;
•	title, risk and control of ownership of product passes to the buyer;
•	revenue and costs can be reliably measured; and
•	collection is reasonably assured.

Proceeds from the sale of dore are recorded net of charges for treatment, refining and smelting at the time title passes from the Company to the buyer based on the spot price of quoted metal prices at date of settlement.

Proceeds from the sale of flotation concentrate sold to third parties are provisionally priced and the price is not settled until a future date, typically one to four months after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Proceeds are recorded under these contracts at the time title passes from the Company to the buyer based on quoted metal prices during the quotational period, and subsequently, adjusted to market price based on final assays and quoted metal prices on final settlement.

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BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

Exploration and evaluation assets (Continued)

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and revegetation of affected areas.

The fair value of the liability for a rehabilitation obligation is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to profit or loss. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as property and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities and certain equipment are depreciated using the units-of-production method, if sufficient reserve information is available, or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate.

Amortization is charged to operations using the declining balance method at the following annual rates:

Computer equipment	30%
Computer software	30%
Office equipment	20%
Vehicle	20%

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BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price for common shares.

Share-based payment transactions

The Company has a stock option plan described in note 10(d). The stock option plan allows Company employees, directors and consultants to acquire shares of the Company. All options granted are measured at fair value and are recognized in expenses as share-based compensation with a corresponding increase in the reserve for options within shareholders' equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The Company estimates volatility used in the Black-Scholes option pricing model using historical share data. For non-employees, share-based payments are measured at the fair value of goods and services received or the fair value of the equity instruments issued, if it is determined the fair value of goods and services received cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to the reserve for options. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from the reserve for options to deficit.

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BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

Loss per share

The Company presents basic and diluted loss per share data for its common shares calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company's case, diluted loss per share is the same as basic loss per share, as the effects of all outstanding options and warrants would be anti-dilutive.

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through share premium will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided using the statement of financial position asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Mining exploration tax credit (“METC”)

The Company recognizes METC amounts receivable from the government and records those amounts as a recovery in the period in which recoverability can be established and the amount quantified. Such claims are subject to review by taxation authorities, and therefore, the amount ultimately received could be materially different than the amount recorded. Tax credits are recorded using the cost reduction method, and accordingly, are included as a reduction of exploration and evaluation assets.

19

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

New accounting standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective for the year-ended January 31, 2014, all of the new and revised standards described below have been early-adopted. Some updates that are not applicable or not consequential to the Company may have been excluded from the list below.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) - Amends IAS 36 Impairment of Assetsto reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Applicable to annual periods beginning on or after January 1, 2014. We are currently assessing the impact of adopting amendments of IAS 36 on our consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) - Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of account for applying the offsetting requirements.

The effective date for the Company of these amendments is January 1, 2014.

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

IFRS 9 is effective for the Company's annual periods beginning on or after February 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early-adopt any of the new requirements.

20

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

4.	Financial Instruments

The fair values of the Company’s cash, accounts payable, gold advances and amounts due to related parties approximate their carrying values due to the short-term nature of these instruments.

The Company’s exposure to credit risk, liquidity risk and market risk on its financial instruments is summarized below.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at major Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash, as the majority of the amounts are held with two major Canadian financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.

The Company has cash at January 31, 2014 in the amount of $486,664 (2013 - $1,241,817) in order to meet short-term business requirements. As at January 31, 2014, the Company also had inventory of gold and silver dore bars with a fair value of $425,456 (2013 - $1,797,369), which can be converted into cash on short notice. All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms with the exception of amounts due to related parties, which are due on demand.

Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. The only market risk to which the Company is exposed is as follows:

Interest rate risk

The Company’s cash and restricted cash consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of January 31, 2014. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a significant effect on the Company.

21

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

4.	Financial Instruments (continued)

Classification of financial instruments The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

January 31, 2014	Level 1	Level 2	Level 3

Cash	$486,664	-	-

January 31, 2013	Level 1	Level 2	Level 3

Cash	$1,241,817	-	-

5.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management approach during the fiscal year ended January 31, 2014.

6.	Restricted Cash

The Company has placed deposits in the amount of $140,000 at January 31, 2014 (2013 - $140,000), registered in the name of the Ministry of Finance of British Columbia, as security for its mining permit and for reclamation. Deposits consist of guaranteed investment certificates earning interest at rates of 0.80% and 1.00% (2013 – between 0.80% and 1.00%), maturing between March 21, 2014 and February 20, 2015.

22

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

7.	Exploration and Evaluation Assets

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division, British Columbia.

The following is a summary of the deferred exploration and development expenditures for the Bralorne Property:

	2014	2013

Acquisition costs	$2,442,347	$2,442,347
Deferred exploration and development expenditures	43,045,909	36,487,007
Tailings pond	1,207,979	1,207,563
Mine and plant buildings, and equipment	3,577,199	3,505,372
Provision for decommissioning	98,000	98,000
	50,371,434	43,740,289
Accumulated concentrate and gold dore sales to date	(19,438,533)	(13,717,524)
	$30,932,901	$30,022,765

As at January 31, 2014, the Company had gold and silver dore bars with a fair value of $425,456 (2013 - $1,797,369). During the fiscal year ended January 31, 2014, the Company earned incidental revenue by selling 2,656 (2013 - 3,502) ounces of gold dore bar and 862 (2013 - 74) ounces of silver dore bar for total proceeds of $3,788,188 (2013 - $5,822,384) and float concentrate for proceeds of $1,932,821 (2013 - $ 3,017,420). These amounts have been netted against exploration and evaluation assets.

23

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

7.	Exploration and Evaluation Assets (continued)

Deferred exploration and development expenditures incurred on the Bralorne Property during the fiscal years ended January 31, 2014 and 2013 are as follows:

	2014	2013
Assays	$135,959	$212,897
Camp operations	283,977	358,589
Drilling	48,532	558,292
Field office	250,406	362,703
General exploration	1,038,723	1,148,003
Geology	634,869	821,319
Insurance	8,984	5,219
Labour	1,891,855	2,825,572
Mill operating	1,071,778	1,133,376
Mine power	308,427	252,006
Mine supplies	452,577	917,972
Taxes and permits	31,393	27,740
Increase in deferred exploration expenditures	6,157,480	8,623,688
Deferred exploration and development expenditures, beginning of the year	36,487,007	27,863,319
METC *	401,422	-
Deferred exploration and development expenditures, end of the year	$43,045,909	$36,487,007

* For the year ended January 31, 2012, the Company submitted a METC claim and recorded a receivable in the amount of $457,505. During the year ended January 31, 2014, Canada Revenue Agency (“CRA”) conducted an audit and reduced the METC claim to $56,083. The Company filed a Notice of Objection with CRA and is currently awaiting their response. Should the Company be successful with the Notice of Objection filed, the difference of $401,422 being the difference between the original receivable amount of $457,505 and the amount received of $56,083, will be recorded as a reduction in exploration and evaluation assets in the period that the METC claim is received.

24

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

7.	Exploration and Evaluation Assets (continued)

Realization of exploration and evaluation assets

The investment in and expenditures on the mineral property comprise a significant portion of the Company’s assets. Realization of the Company’s investment in this asset is dependent upon the establishment of legal ownership, the attainment of successful production from the property or from the proceeds of its disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to exploration and evaluation interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral property, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including obligations relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

25

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

8.	Property and Equipment

Cost	Computer Equipment	Computer Software	Office Equipment	Vehicle	Total

Balance, January 31, 2012	$47,251	$6,160	$6,518	$52,841	$112,770
Additions	2,963	973	-	64,541	68,477

Balance, January 31, 2013	50,214	7,133	6,518	117,382	181,247
Additions	2,934	697	-	14,000	17,631

Balance, January 31, 2014	$53,148	$7,830	$6,518	$131,382	$198,878

Accumulated Amortization	Computer Equipment	Computer Software	Office Equipment	Vehicle	Total

Balance, January 31, 2012	$23,326	$5,462	$5,544	$36,662	$70,994
Additions	7,622	355	195	9,691	17,863

Balance, January 31, 2013	30,948	5,817	5,739	46,353	88,857
Additions	6,220	499	156	15,606	22,481

Balance, January 31, 2014	$37,168	$6,316	$5,895	$61,959	$111,338

Carrying Value	Computer Equipment	Computer Software	Office Equipment	Vehicle	Total

January 31, 2013	$19,266	$1,316	$779	$71,029	$92,390
January 31, 2014	$15,980	$1,514	$623	$69,423	$87,540

9.	Decommissioning Liability

Management has estimated that the present value of its site restoration obligation as at January 31, 2014 amounts to $98,000 (2013 - $98,000), which has been added to exploration and evaluation assets, and recognized as a decommissioning liability. The present value of the obligation was calculated using a risk-free interest rate of 8.00% (2013 - 8.00%) and an inflation rate of 1.50% (2013 - 1.84%). Reclamation activities are estimated to occur over a three-year period beginning in 2030. The undiscounted value of the obligation is $110,000 (2013 - $110,000).

26

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

10.	Share Capital

(a)	Authorized:

Unlimited number of common shares without par value. All shares outstanding are fully paid.

(b)	Issued

(i)

During the fiscal year ended January 31, 2014, 17,000 stock options were exercised for $5,100. The Company reallocated the fair value of these options previously recorded in the amount of $3,291 from reserve for options to share capital.

(ii)

During the fiscal year ended January 31, 2013, 121,009 stock options were exercised for $92,000. The Company reallocated the fair value of these options previously recorded in the amount of $59,321 from reserve for options to share capital.

(c)	Share purchase warrants

A summary of share purchase warrants transactions during the years ended January 31, 2014 and 2013 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Balance, January 31, 2012	1,626,373	$1.50
Expired	(1,626,373)	$1.50
Balance, January 31, 2013 and 2014	-	-

27

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

10.	Share Capital (continued)

(d)	Stock options

The Company has a stock option plan for its directors, officers, employees and consultants. The terms of the plan provide for a maximum of 2,849,000 options to be granted. The option price under each option shall not be less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date.

A summary of stock options transactions during the years ended January 31, 2014 and 2013 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding at January 31, 2012	2,804,942		$1.01
Granted	350,000		$1.00
Exercised	(121,009)		$0.76
Expired	(288,500)		$1.12
Options outstanding at January 31, 2013	2,745,433	*$	0.85
Exercised	(17,000)		$0.30
Expired	(354,922)		$0.79
Options outstanding at January 31, 2014	2,373,511		$0.89

* During the year ended January 31, 2014, 495,326 stock options with an exercise price between $0.75 to $1.16 were re-priced to $0.30. The weighted average exercise price for options outstanding at January 31, 2013 prior to the re-price was $1.00 on January 31, 2013.

28

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

10.	Share Capital (continued)

(d)	Stock options (continued)

At January 31, 2014, the Company has 2,373,511 stock options outstanding with a weighted average remaining contractual life of 2.13 (2013 - 2.85) years. As at January 31, 2014 and 2013, the following stock options were outstanding and exercisable:

Number of Options Outstanding		Number of Options Exercisable		Exercise Price per
January 31, 2014	January 31, 2013	January 31, 2014	January 31, 2013	Share	Expiry Date

-	42,000	-	42,000	$1.16	May 14, 2013
-	162,922	-	162,922	$0.75	November 21, 2013
15,326	-	15,326	-	* $0.30	January 15, 2015
535,000	552,826	535,000	552,826	$0.85	January 15, 2015
135,000	-	135,000	-	* $0.30	February 4, 2016
635,000	790,000	635,000	790,000	$1.16	February 4, 2016
164,000	-	164,000	-	* $0.30	September 27, 2016
640,000	826,500	640,000	826,500	$1.00	September 27, 2016
25,000	25,000	25,000	25,000	* $0.30	January 4, 2017
10,000	10,000	10,000	10,000	* $0.30	February 1, 2014
-	15,000	-	15,000	$1.00	February 15, 2015
-	100,000	-	100,000	$1.00	August 24, 2013
146,185	-	146,185	-	$1.00	August 24, 2017
68,000	221,185	68,000	221,185	* $0.30	August 24, 2017
2,373,511	2,745,433	2,373,511	2,745,433

* During the year ended January 31, 2014, 495,326 stock options with an exercise price between $0.75 to $1.16 were re-priced to $0.30. The weighted average exercise price for options outstanding at January 31, 2013 prior to the re-price was $1.00 on January 31, 2013.

(e)	Share-based compensation

Share-based payment compensation is determined using the fair value method. The Company estimated the fair value of options granted and re-priced during the fiscal year ended January 31, 2014 of $49,787 (2013 - $121,069) using the Black-Scholes option pricing model with the following weighted average assumptions.

	2014	2013

Fair value	$0.18	$0.39
Exercise price	$0.30	$1.00
Risk-free interest rate	1.30%	1.13%
Expected dividend yield	-	-
Expected stock price volatility	89.84%	67.94%
Expected option life in years	2.57	3.69

29

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

10.	Share Capital (continued)

(e)	Share-based compensation (continued)

During the year ended January 31, 2014, the Company recorded share-based compensation expense on options vested and re-priced of $55,028 (2013 - $149,188) and allocated as follows

	2014	2013
Directors, officers and employees	$-	$110,575
Consultants	5,241	38,613
Extension of options	49,787	-
Total share-based compensation expensed	$55,028	$149,188

Option pricing models require the input of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

11.	Related Party Transactions

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a)	During the fiscal year ended January 31, 2014, the Company paid, or made provision for the future payment of, the following amounts to related parties:

(i)

$482,086 (2013 - $428,815) to Oniva International Services Corp. (“Oniva”), a private company beneficially owned by the Company and five other reporting companies related through common directors, for rent, salaries and benefits to employees and officers, administrative fees, overhead expenses and reimbursement of out-of-pocket operating expenditures incurred on the Company’s behalf;

(ii)	$49,626 (2013 - $61,683) to Oniva for certain mineral property expenses;

(iii)	$55,285 (2013 - $415,048) for the purchase of drilling equipment, drilling and related expenses by a private drilling company with common management.

During the fiscal year ended January 31, 2014, the Company paid for drilling related expenses of $77,623 on behalf of a private drilling company with common management. The amount was deemed uncollectible and written off. The Company no longer uses this drilling company for services.

(b)	Due to related parties consists of the following:

	2014	2013
Hazeldene Farm Ltd. *	$36,975	$-
Oniva *	41,660	38,156
Due to officers	21,600	-
Due to directors	30,000	6,000
	$130,235	$44,156

* The above noted related parties are related through common directors or are beneficially owned by the Company and five other companies related through common directors.

30

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

12.	Key Management Personnel Compensation

Key management personnel includes officers and directors, and the amounts paid to them during the fiscal years ended January 31, 2014 and 2013 are included in the following accounts:

Key management personnel	2014	2013
Salaries	$112,749	$78,486
Directors’ fee	24,000	22,000
Consulting fees *	405,500	337,623
Share-based compensation	-	74,493
	$542,249	$512,602

* This amount includes payments made to private companies controlled by directors and officers of the Company for geological consulting and general mine management services, and has been capitalized to exploration and evaluation assets.

13.	Commitment

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party.

14.	Income Taxes

Effective January 1, 2012, the Canadian federal corporate tax rate decreased from 10.00% to 11.00% and the British Columbia provincial tax rate remained unchanged at 15.00%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rates from 25.00% to 25.83%.

The reconciliation of income tax computed at the statutory tax rate of 25.83% (2013 - 26.50%) to income tax recovery is:

	2014	2013

Loss before income taxes	$974,826	$1,123,473
Statutory income tax rate	25.83%	25.0%

Expected tax recovery	251,798	280,868
Non-deductible expenses and other	(14,216)	(37,597)
Change in timing differences	89,957	(137,949)
Unrecognized tax benefits	(380,595)	(105,322)
Effect of flow-through shares	-	-
Effect of changes in tax rates	53,056	-
Deferred income tax recovery	$-	$-

31

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

14.	Income Taxes (continued)

The tax effected items that give rise to significant portions of deferred income tax assets and deferred income tax liabilities at January 31, 2014 and 2013 are presented below:

	2014	2013

Deferred income tax assets
Non-capital loss carry-forwards	$2,670,057	$2,526,921

Deferred income tax liability
Exploration and evaluation assets	(2,670,057)	(2,526,921)

Net deferred income tax	$-	$-

As at January 31, 2014 and 2013, no deferred tax assets are recognized on the following temporary differences, as it is not probable that sufficient future taxable profit will be available to realize such assets:

	2014	2013

Non-capital losses	$1,630,127	$1,142,961
Equipment	763,262	740,780
Share issue costs	109,008	337,429
Non-refundable input tax credits	3,015,476	3,015,476

Unrecognized deductible temporary differences	$5,517,873	$5,236,646

The Company has accumulated non-capital losses for income tax purposes of approximately $12,880,000. The losses expire in the following years:

2015	$1,006,000
2024	277,000
2026	1,317,000
2027	1,136,000
2028	1,364,000
2029	821,000
2030	1,027,000
2031	991,000
2032	1,551,000
2033	1,760,000
2034	1,630,000
$12,880,000

32

BRALORNE GOLD MINES LTD.

Notes to the Financial Statements

Years Ended January 31, 2014 and 2013

(Expressed in Canadian Dollars)

15.	Supplemental Cash Flow Information

	2014	2013
Accounts payable and accrued liabilities included in exploration and evaluation assets	$514,461	$824,923
BC METC adjustment	401,422	-
Other supplemental cash flow information:
Cash paid during the year for
Interest expense	$-	$-
Income tax expense	$-	$-

16.	Gold Advances

On September 19, 2013, the Company entered into an agreement with a concentrate buyer (the “Buyer”) for the sale of its gold flotation concentrate produced at the Bralorne mine for calendar year 2014. Pursuant to the agreement, the Buyer has agreed to provide quarterly advances to the Company. As at January 31, 2014, the Company received US $730,809 from the Buyer. The advance will bear interest of 8% per annum and interest accrued will be settled upon each shipment made on a bi-monthly basis. The amount received represents an advance for January 2014 to April 2014, shipment and differences will be settled upon delivery. As at May 27, 2014, the Company has delivered all production up to April 2014.

17.	Events after the Reporting Date

As part of the September 19, 2013 agreement, the Company received US $342,349 from the Buyer subsequent to January 31, 2014.

Subsequent to January 31, 2014, the Company sold 717.47 ounces of gold dore bar for proceeds of $1,010,618.

Subsequent to January 31, 2014, 10,000 stock options with an exercise price of $0.30 expired unexercised.

33

SCHEDULE 2

Bralorne Gold Mines Ltd.

Unaudited Condensed Interim Financial Statements

As at July 31, 2014 and for the three and six months then ended

34

BRALORNE GOLD MINES LTD.

Condensed Interim Financial Statements

For the three and six months ended July 31, 2014

(Expressed in Canadian Dollars)

35

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim financial statements of Bralorne Gold Mines Ltd. are the responsibility of the Company’s management. These condensed financial statements are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim financial statements prior to their submission to the Board of Directors for approval.

The condensed interim financial statements have not been reviewed or audited by the Company’s independent auditor.

“William Kocken”	“Annie Chan”

William Kocken	Annie Chan, CA
CEO	CFO

Vancouver, British Columbia

September 26, 2014

36

BRALORNE GOLD MINES LTD.

Condensed Interim Statements of Financial Position - Unaudited

As at July 31, 2014 and January 31, 2014

(Expressed in Canadian Dollars)

	Note	July 31, 2014	January 31, 2014
ASSETS
Current assets
Cash and cash equivalents		498,684	$486,664
Prepaid expenses and deposits		12,272	49,430
Other receivables		42,555	35,929

		553,511	572,023
Non-current assets
Restricted cash	6	140,000	140,000
Exploration and evaluation assets	1, 7	10,089,957	30,932,901
Amounts due from related party	12b	61,022	-
Property and equipment	8	82,236	87,540
		10,926,726	$31,732,464

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$857,555	$598,300
Loan payable	10	500,000	-
Amounts due to related parties	12c	153,568	130,235
Gold advances	15	-	754,634

		1,511,123	1,483,169
Non-current liabilities
Decommissioning liability	9	98,000	98,000

		1,609,123	1,581,169
SHAREHOLDERS’ EQUITY
Share capital	11	37,747,897	37,747,897
Reserve for options		2,070,210	2,001,088
Deficit		(30,500,504)	(9,597,690)

		9,317,603	30,151,295
		10,926,726	$31,732,464

Approved on behalf of the Board:

“Gary Robertson”	Director	“William Kocken”	Director
Gary Robertson		William Kocken

The accompanying notes are an integral part of these condensed interim financial statements

37

BRALORNE GOLD MINES LTD.

Condensed Interim Statements of Operations and Comprehensive Loss - Unaudited

For the three and six months ended July 31, 2014 and 2013

(Expressed in Canadian Dollars)

		Three months ended		Six months ended
		July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013
Operating and Administrative Expenses
Administration services		$2,667	$2,854	$5,546	$5,420
Automobile		5,545	4,729	12,443	9,574
Consulting fees		12,005	1,582	12,951	2,345
Depreciation		4,925	5,524	9,740	10,698
Directors’ fees		6,000	6,000	12,000	12,000
Finance fee	15	35,977	-	35,977	-
Listing and filing fees (recovery)		12,988	(14,308)	20,524	19,288
Office, occupancy and miscellaneous		33,819	30,342	64,626	68,125
Professional fees		13,835	27,198	13,864	28,960
Salaries and benefits		76,537	81,773	160,478	177,409
Shareholder information, net		13,399	28,421	19,782	79,148
Share-based compensation	11d	84,414	1,611	84,414	4,929
Travel and accommodation		2,704	6,014	5,118	14,082

Loss before other items		(304,815)	(181,740)	(457,463)	(431,978)

Other Items
Interest income		65	111	1,790	1,744
Impairment of exploration and evaluation assets	1, 7	(20,421,743)	-	(20,421,743)
Loss on write-down of receivables	12a	-	(80,323)	-	(80,323)
Gain (Loss) foreign exchange		(27,647)	(5,524)	(40,690)	28,661
Net loss and Comprehensive loss for the period		$(20,754,140)	$(267,476)	$(20,918,106)	$(481,896)

Loss per Share - Basic and Diluted		$(0.73)	$(0.01)	$(0.73)	$(0.02)

Weighted Average Number of Common Shares Outstanding		28,513,844	28,463,426	28,513,844	28,463,426

The accompanying notes are an integral part of these condensed interim financial statements

38

BRALORNE GOLD MINES LTD.

Condensed Interim Statements of Changes in Equity - Unaudited

(Expressed in Canadian Dollars)

	Note	Number of Common Shares	Share Capital	Reserve for Options	Deficit	Total Shareholders’ Equity

Balance January 31, 2013:		28,496,844	$37,739,506	$2,092,255	$(8,765,768)	$31,065,993

Share-based compensation	11d	-	-	4,929	-	4,929
Transfer of expired options and warrants		-	-	(13,288)	13,288	-
Loss for the period		-	-	-	(481,896)	(481,896)

Balance, July 31, 2013		28,496,844	$37,739,506	2,083,896	(9,234,376)	30,589,026

Balance January 31, 2014:		28,513,844	$37,747,897	$2,001,088	$(9,597,690)	$30,151,295
Share-based compensation	11d	-	-	84,414	-	84,414
Transfer of expired options and warrants		-	-	(15,292)	15,292	-
Loss for the period		-	-	-	(20,918,106)	(20,918,106)
Balance, July 31, 2014		28,513,844	$37,747,897	2,070,210	(30,500,504)	9,317,603

The accompanying notes are an integral part of these condensed interim financial statements

39

BRALORNE GOLD MINES LTD.

Condensed Interim Statements of Cash Flows - Unaudited

(Expressed in Canadian Dollars)

For the six months ended July 31, 2014 and 2013

	2014	2013

OPERATING ACTIVITIES
Net loss for the period	$(20,918,106)	$(481,896)
Adjustments for items not involving cash:
Depreciation	9,740	10,698
Share-based compensation	84,414	4,929
Impairment of exploration and evaluation assets	20,421,743	-

	(402,209)	(466,269)
Changes in non-cash working capital:
Prepaid expenses	37,159	(228)
Other receivables	(6,626)	84,193
Accounts payable and accrued liabilities	70,603	(823,523)

Cash used in operating activities	(301,073)	(1,205,827)

INVESTING ACTIVITIES
Equipment acquisitions	(4,435)	(15,067)
Expenditures (recovery) on exploration and evaluation assets, net of incidental sale of gold dore bar and concentrate	(108,806)	89,335

Cash provided by (used in) investing activities	(113,241)	74,268

FINANCING ACTIVITIES
Proceeds from Loan	500,000	-
Interest expense on Gold Advances	(35,977)	-
Amounts due from related parties, net	(37,689)	6,022

Cash provided by financing activities	426,334	6,022

Increase (decrease) in cash and cash equivalents	12,020	(1,125,537)

Cash and cash equivalents, beginning of period	486,664	1,241,817

Cash and cash equivalents, end of period	$498,684	$116,280

See Note 16 for supplemental cash flow information.

The accompanying notes are an integral part of these condensed interim financial statements

40

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

1.	Nature and Continuance of Operations

Bralorne Gold Mines Ltd. ("Bralorne" or the “Company”) was incorporated July 10, 1992 under the laws of the province of British Columbia. The Company maintains its head office and registered office at Suite 900 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and owns a 100% interest in a mineral property in British Columbia, Canada. It is in the process of exploring its mineral property interest and has not yet determined whether this property contains sufficient ore reserves, such that their recovery would be economically viable.

On July 31, 2014 the Company announced that it has entered into an arrangement agreement (“Arrangement”) with Avino Silver & Gold Mines Ltd. (“Avino”), a company with common directors, whereby Avino will acquire all of the outstanding common shares of Bralorne which Avino does not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia). Pursuant to the Arrangement, upon closing, Bralorne shareholders will receive 0.14 of an Avino common share for each Bralorne common share held by such shareholder and all of the issued and unexercised stock options of Bralorne will be cancelled. Bralorne will as a result become a wholly-owned subsidiary of Avino. Avino already owns 9,679,149 common shares of Bralorne, representing approximately 34% of Bralorne's outstanding common shares.

The closing of the transaction is subject to the approval of the TSX Venture Exchange, the approval of the Supreme Court of British Columbia after a hearing upon the fairness of the Arrangement, and the approval of the shareholders and option holder of Bralorne voting as a single class at an annual general and special meeting of shareholders on October 9, 2014. The Lender shall have no recourse against the Company in the event the Arrangement is completed. If the Arrangement is not approved or does not proceed for any reason, then Avino is entitled to demand repayment of $1.25 million loan that was made to Bralorne in connection with the Arrangement. Bralorne will have a further 30 days from the date of demand to refinance the Loan, either by completing a private placement of its equity securities or by arranging an alternate form of debt financing. However, in the case of demand, there can be no assurance that Bralorne would be able to successfully refinance the Loan, and in such event Avino could take steps to realize its security interest which was granted by Bralorne in order to obtain the Loan.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Several adverse conditions cast significant doubt on the validity of this assumption.

The Company is in the exploration and development stage. The investment in and expenditures on the mineral property comprises substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern are dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

41

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

1.	Nature and Continuance of Operations (Continued)

On July 10, 2014, the Company entered into a secured loan agreement with Avino (the “Lender”). Under the terms of the Loan Agreement, the Lender agreed to lend the Company an aggregate of $1,250,000 (the “Loan”). The Company received $500,000 during the six months ended July 31, 2014 and $750,000 subsequent to period end. The Loan bears interest at 12% per annum and is due and payable by the Company to the Lender not less than 30 days after demand is made after October 31, 2014. The Loan has been recorded as a current liability as at July 31, 2014.

There can be no assurance that Bralorne will be able to successfully refinance the Loan. As at July 31, 2014, the Company had a working capital deficiency of $957,612 (January 31, 2014 - working capital deficiency of $911,146) and a deficit of $30,500,504 (January 31, 2014 - $9,597,690). If the going concern assumption were not appropriate for these financial statements then further adjustments may be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used. Such adjustments could be material.

2.	Basis of Presentation

Statement of compliance

These condensed interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reportingunder International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company for the year ended January 31, 2014, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective February 1, 2014. These condensed interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed interim financial statements should be read in conjunction with the Company’s most recent annual financial statements, which were prepared in accordance with IFRS as issued by the IASB.

42

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

2.	Basis of Presentation (continued)

These financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis except for financial instruments that have been classified as fair value through profit and loss (“FVTPL”), which are stated at their fair values. In addition, these financial statements have been prepared using the accrual basis of accounting, with the exception of cash flow information. The accounting policies set out in Note 3 of the Company’s audited financial statements as at and for the year ended January 31, 2014 have been applied in preparing these condensed interim financial statements.

Approval of the financial statements

These financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on September 26, 2014.

Significant accounting judgments and estimates

The preparation of these condensed interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the condensed interim financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(a)	Realization of exploration and evaluation assets

The investment in exploration and evaluation assets on the Bralorne property comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of governmental requirements, the attainment of successful production from the properties, from the proceeds upon disposal of the Company’s properties, or the allocation of fair value based on a transaction to dispose of the Company as a whole (Note 1). Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

(b)	Decommissioning, restoration and similar liabilities

Decommissioning and restoration obligation provisions represents management’s best estimate of the present value of the future costs. Significant estimates and assumptions are made in determining the amount of obligation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible disturbance; and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditures differing from the amounts currently provided.

(c)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

43

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

2.	Basis of Presentation (continued)

Significant accounting judgments and estimates (continued)

(d)	Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(e)	Commencement of commercial production

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the cost of relating mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers the Bralorne property is capable of operating at levels intended by management once it reaches consistent production of no less than 200 tons per day for 22 days of the month. As of July 31, 2014, the Bralorne property has not met this target.

3.	Recent Accounting Pronouncements

The following new standards, amendments to standards and interpretations have been adopted or early-adopted without significant impact to the condensed financial statements of the Company. Some updates that are not applicable or not consequential to the Company may have been excluded from the list below.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) - Amends IAS 36 Impairment of Assetsto reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Applicable beginning on February 1, 2014.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) - Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of account for applying the offsetting requirements.

Applicable beginning on February 1, 2014.

IFRS 9 Financial Instruments – The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company Is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

44

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

4.	Financial Instruments

The fair values of the Company’s cash and cash equivalents, other receivables, due from related parties, due to related parties, loan payable and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with two high credit Canadian financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.

The Company has cash and cash equivalents at July 31, 2014 in the amount of $498,684 (January 31, 2014 - $486,664) in order to meet short-term business requirements. As at July 31, 2014, the Company also had inventory of gold and silver dore bars with a fair market value of $561,162 (January 31, 2014 - $425,456) which can be converted into cash on the Company’s demand. The Company’s accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms with the exception of amounts due to related parties, which are due on demand. The Company’s loan payable is repayable on or after October 31, 2014.

Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. The only market risk to which the Company is exposed is as follows:

Interest rate risk

The Company’s cash and cash equivalents and restricted cash consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of July 31, 2014. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a significant effect on the Company.

45

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

4.	Financial Instruments (Continued)

Classification of Financial instruments

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

July 31, 2014	Level 1	Level 2	Level 3

Cash and cash equivalents	$498,684	-	-

January 31, 2014	Level 1	Level 2	Level 3

Cash and cash equivalents	$486,664	-	-

5.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity and the loan payable to Avino. As the Company was in the exploration and evaluation phase for the six months ended July 31, 2014, its principal sources of funds were the production and incidental sale of gold dore bars and flotation concentrate and the loan from Avino, neither source being subject to any externally imposed capital restrictions.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management approach during the six months ended July 31, 2014.

6.	Restricted Cash

The Company has placed deposits in the amount of $140,000 at July 31, 2014 (January 31, 2014 - $140,000), registered in the name of the Ministry of Finance of British Columbia, as security for its mining permit and for reclamation. Deposits consist of guaranteed investment certificates earning interest at rates between 0.80% and 1.00%, and maturing between August 30, 2014 and April 06, 2015.

46

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

7.	Exploration and Evaluation Assets

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division, British Columbia.

The properties consist of 154 Crown-granted mineral claims, ten freehold parcels of land, two reverted Crown-granted claims and eight metric unit claims, all known as the “Bralorne Property”. The following is a summary of the deferred exploration and development expenditures for the Bralorne Property:

	July 31, 2014	January 31, 2014

Acquisition costs	$2,442,347	$2,442,347
Deferred exploration and development expenditures	46,334,252	43,045,909
Tailings pond	1,221,800	1,207,979
Mine and plant buildings, and equipment	3,598,503	3,577,199
Provision for decommissioning	98,000	98,000
	53,694,902	50,371,434
Deduct: Impairment of exploration and evaluation assets *	(20,421,743)	-
Deduct: accumulated concentrate and gold dore sales to date **	(23,183,202)	(19,438,533)
	$10,089,957	$30,932,901

* In connection with the Arrangement (Note 1) and as presented in the pro forma unaudited consolidated financial statements within the Company’s management information circular filed on September 12, 2014, the preliminary purchase price allocation was based on the estimated fair value of Bralorne's assets acquired and liabilities of $9,796,830 as at June 27,2014. This balance has been allocated to the respective assets and liabilities of the Company. Of the balance, $10,475,927 was allocated to exploration and evaluation assets. As the amount allocated to exploration and evaluation assets is less than the book value recorded, the Company recorded an impairment of exploration and evaluation assets of $20,421,743 as a reduction in evaluation and exploration assets and as an increase in expense and deficit during the six months ended July 31, 2014. The preliminary purchase price allocation will likely vary from the amounts noted above upon closing of the transaction with Avino and the differences could be material.

** As at July 31, 2014, the Company had gold and silver dore bars with a fair market value of $561,162 (January 31, 2014 - $425,456). During the six months ended July 31 2014, the Company earned incidental revenue by selling 1,492 ounces of gold dore bar for proceeds of $2,071,381 and flotation concentrate for proceeds of $1,673,288. These amounts have been netted against exploration and evaluation assets. Deferred exploration and development expenditures incurred on the Bralorne Property during the six months ended July 31, 2014 and year ended January 31, 2014 are as follows:

47

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

7.	Exploration and Evaluation Assets (Continued)

	July 31, 2014	January 31, 2014
Assays	$78,698	$135,959
Camp operations	180,670	283,977
Drilling	-	48,532
Field office	109,981	250,406
General exploration	347,407	1,038,723
Geology	283,549	634,869
Insurance	14,445	8,984
Labour	1,097,860	1,891,855
Mill operating	614,756	1,071,778
Mine power	162,264	308,427
Mine supplies	371,043	452,577
Taxes and permits	27,670	31,393
Increase in deferred exploration expenditures	3,288,343	6,157,480
Deferred exploration and development expenditures, beginning of the period	43,045,909	36,487,007
Mining Exploration Tax Credits ***	-	401,422
Deferred exploration and development expenditures, end of the period	$46,334,252	$43,045,909

*** For the year ended January 31, 2012, the Company submitted a METC claim and recorded a receivable in the amount of $457,505. During the year ended January 31, 2014, Canada Revenue Agency (“CRA”) conducted an audit and reduced the METC claim to $56,083. The Company filed a Notice of Objection with CRA and is currently awaiting their response. Should the Company be successful with the Notice of Objection filed, the difference of $401,422 being the difference between the original receivable amount of $457,505 and the amount received of $56,083, will be recorded as a reduction in exploration and evaluation assets in the period that the METC claim is received.

48

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

7.	Exploration and Evaluation Assets (continued)

Realization of exploration and evaluation assets

The investment in and expenditures on the mineral property comprise a significant portion of the Company’s assets. Realization of the Company’s investment in this asset is dependent upon the establishment of legal ownership, the attainment of successful production from the property or from the proceeds of its disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to exploration and evaluation interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral property, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

49

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

8.	Property and Equipment

Cost	Computer Equipment	Computer Software	Office Equipment	Vehicle	Total

Balance, January 31, 2013	50,214	7,133	6,518	117,382	181,247
Additions	2,934	697	-	14,000	17,631

Balance, January 31, 2014	$53,148	$7,830	$6,518	$131,382	$198,878
Additions	-	-	-	4,435	4,435

Balance, July 31, 2014	53,148	7,830	6,518	135,817	203,313

Accumulated Amortization	Computer Equipment	Computer Software	Office Equipment	Vehicle	Total

Balance, January 31, 2013	30,948	5,817	5,739	46,353	88,857
Additions	6,220	499	156	15,606	22,481

Balance, January 31, 2014	$37,168	$6,316	$5,895	$61,959	$111,338
Additions	2,397	227	62	7,053	9,739

Balance, July 31, 2014	39,565	6,543	5,957	69,012	121,077

Carrying Value	Computer Equipment	Computer Software	Office Equipment	Vehicle	Total

January 31, 2014	$15,980	$1,514	$623	$69,423	$87,540
July 31, 2014	$13,583	$1,287	$561	$66,805	$82,236

9.	Site Restoration Obligation

Management has estimated that the present value of its site restoration obligation as July 31, 2014 amounts to $98,000 (January 31, 2014 - $98,000) which amount has been included in exploration and evaluation assets, and recognized as decommissioning liability. The present value of the obligation was calculated using a risk-free interest rate of 8.00% (January 31, 2014 – 8.00%; and an inflation rate of 1.84% (January 31, 2014 – 1.50%). Reclamation activities are estimated to occur over a three-year period beginning in 2030. The undiscounted value of the obligation is $110,000 (January 31, 2014 - $110,000).

50

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

10.	Loan payable

On July 10, 2014, the Company entered into a secured loan agreement (“Loan Agreement”) with a related company with common directors, Avino Silver & Gold Mines Ltd. (the “Lender”). Under the terms of the Loan Agreement, the Lender agrees to lend the Company an initial $500,000, and an additional $750,000 upon i) entering into an Arrangement Agreement with the Company; ii) the Lender entering into voting support agreements for the Arrangement with all directors and officers of the Company; and iii) the Company and the Lender developing a mutually acceptable and pre-approved budget for further exploration and development work at the Bralorne Mine Property. The loan will bear interest at 12% per annum and shall be due and payable by the Company to the Lender not less than 30 days after demand is made after October 31, 2014.

During the six months ended July 31, 2014, the Company received $500,000 from the Lender. Subsequent to July 31, 2014, the Company received the remaining $750,000 balance from the Lender (See Note 17 - Subsequent Events). The principal amount and any accrued interest have been secured by a general security agreement against all the assets of Bralorne.

11.	Share Capital

(a)	Authorized:	Unlimited number of common shares without par value. All shares outstanding are fully paid.

(b)	Issued

No shares were issued during the six months ended July 31, 2014 and 2013.

(c)	Stock options

The Company has a stock option plan for its directors, officers, employees and consultants. The terms of the plan provide for options to be granted equal in number up to 10% of the issued and outstanding common shares of the Company at the time of grant of the stock options. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than five years after the grant date.

A summary of stock options transactions during the six months ended July 31, 2014 and 2013 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding at January 31, 2013	2,730,433	$1.05
Expired	(42,000)	$1.16
Options outstanding at July 31, 2013	2,688,433	$1.00

Options outstanding at January 31, 2014	2,373,511	$0.89
Granted	448,500	$0.30
Expired	(142,500)	$0.30
Options outstanding at July 31, 2014	2,679,511	$0.82

51

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

11.	Share Capital (Continued)

(c)	Stock options (continued)

At July 31 2014, the Company has 2,679,511 stock options outstanding with a weighted average remaining contractual life of 2.17 years. As at July 31, 2014 and 2013, the following stock options were outstanding and exercisable:

Number of Options Outstanding		Number of Options Exercisable		Exercise Price per
July 31, 2014	July 31, 2013	July 31 2014	July 31, 2013	Share	Expiry Date

-	162,922	-	162,922	$0.75	November 21, 2013
12,826	-	12,826	-	*$0.30	January 15, 2015
535,000	552,826	535,000	552,826	$0.85	January 15, 2015
100,000	-	100,000	-	*$0.30	February 4, 2016
635,000	785,000	635,000	785,000	$1.16	February 4, 2016
119,000	-	119,000	-	*$0.30	September 27, 2016
640,000	816,500	640,000	816,500	$1.00	September 27, 2016
25,000	-	25,000	-	*$0.30	January 4, 2017
-	25,000	-	25,000	$1.00	January 4, 2017
-	10,000	-	10,000	$1.00	February 1, 2014
-	15,000	-	15,000	$1.00	February 15, 2015
-	100,000	-	100,000	$1.00	August 24, 2013
146,185	221,185	146,185	221,185	$1.00	August 24, 2017
466,500	-	466,500	-	*$ 0.30	July 31, 2019
2,679,511	2,688,433	2,679,511	2,688,433

* During the year ended January 31, 2014, 495,326 stock options with an exercise price between $0.75 and $1.16 were re-priced to $0.30.

52

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

11.	Share Capital (continued)

(d)	Share-based compensation

Share-based payment compensation is determined using the fair value method.

No stock options were granted during the six months ended July 31, 2013.

466,500 stock options were granted during the six months ended July 31, 2014. The Company estimated the fair value of options granted during the six months ended July 31, 2014 of $84,414 using the Black-Scholes option pricing model with the following weighted average assumptions:

July 31, 2014

Risk-free interest rate	1.410%
Expected dividend yield	-
Expected stock price volatility	77.50%
Expected option life in years	5

During the period ended July 31, 2014, the Company recorded share-based compensation expense on options vested of $84,414 (July 31, 2013 - $4,929) allocated as follows:

	July 31, 2014	July 31, 2013
Directors, officers and employees	$84,414	$-
Consultants	-	4,929
Total share-based compensation expensed	$84,414	$4,929

Option pricing models require the input of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

53

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

12.	Related Party Transactions

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a)	During the six months ended July 31, 2014, the Company paid, or made provision for the future payment of, the following amounts to related parties:

(i)

$240,430 (2013 - $242,545) to Oniva International Services Corp. (“Oniva”), a private company beneficially owned by the Company and five other reporting companies related through common directors, for administrative fees, overhead expenses and reimbursement of out-of-pocket operating expenditures incurred on the Company’s behalf;

(ii)	$32,316 (2013 - $42,784) to Oniva for certain mineral property expenses;

(iii)	$42,000 (2013 - $ 18,000) for directors’ fees to certain directors of the Company; and

(iv)

$nil (2013 - $61,881) for drilling and related expenses by a private drilling company with common management. At July 31, 2013, $80,323 of the expenditures incurred was deemed to be uncollectible and were written-off.

(b)	Due from related party consists of the following:

	July 31, 2014	January 31, 2014
Avino Silver & Gold Mines Ltd.*	$61,022	$-

* Avino Silver & Gold Mines Ltd. (“Avino”) is related through common directors. Pursuant to the Arrangement Agreement entered into between the Company and Avino on August 1, 2014 and as described in Note 1 (the “Arrangement”), all costs and expenses in relation to the Arrangement shall be paid by Avino. The $61,022 due from Avino represents legal fees, regulatory filing fees and financial advisory fees incurred up to July 31, 2014 in relation to the Arrangement.

(c)	Due to related parties consists of the following:

	July 31, 2014	January 31, 2014
Hazeldene Farm Ltd. *	$36,166	$36,975
Oniva *	34,902	41,660
Due to officers	10,500	21,600
Due to directors	72,000	30,000
	$153,568	$130,235

* The above noted related parties are related through common directors or are beneficially owned by the Company and five other companies related through common directors.

54

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

13.	Key Management Personnel Compensation

The key management personnel includes officers and directors, and the amounts paid to them during the six months ended July 31, 2014 and 2013 is included in the following accounts:

Key management personnel	Six months ended July 31, 2014	Six months ended July 31, 2013
Salaries	$51,127	$47,792
Directors’ fee	42,000	18,000
Consulting fees	193,284	190,345
	$286,411	$256,137

14.	Commitment

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

15.	Gold Advances

On September 19, 2013, the Company entered into an agreement with a concentrate buyer (the “Buyer”) for the sale of its gold flotation concentrate produced at the Bralorne mine for calendar year 2014. Pursuant to the agreement, the Buyer has agreed to provide quarterly advances (“Quarterly Advances”) to the Company. As at January 31, 2014, the Company received US $730,809 from the Buyer. The advance will bear interest of 8% per annum and interest accrued will be settled upon each shipment made on a bi-monthly basis. The amount received represents an advance for January 2014 to April 2014 shipment and differences will be settled upon delivery. During the six months ended July 31, 2014, the Company incurred interest expense of $35,977 (2013 - $Nil) in relation to this agreement.

As at July 31, 2014, the Company received Quarterly Advances for production up to June 30, 2014. As at July 31, 2014, title to production up to June 30, 2014 has passed from the Company to the Buyer, and as a consequence, there is no balance outstanding.

55

BRALORNE GOLD MINES LTD.

Notes to the Condensed Interim Financial Statements - Unaudited

(Expressed in Canadian Dollars)

July 31, 2014

16.	Supplemental Cash Flow Information

	July 31, 2014	July 31, 2013

BC mining exploration tax credit accrued	$-	$-
Accounts payable and accrued liabilities included in exploration and evaluation assets	$188,651	$343,561
Other supplemental cash flow information:
Cash paid during the period for
Interest expense	$35,977	$-
Income tax expense	$-	$-

17.	Subsequent Events

Subsequent to period end, 6,000 stock options with an exercise price of $0.30 expired unexercised.

Subsequent to period end, 3,826 stock options with an exercise price of $0.30 were exercised for proceeds of $1,148.

Subsequent to period end, the Company received the remaining $750,000 from the Lender and described in Note 10.

56

SCHEDULE 3

Avino Silver & Gold Mines Ltd.

Unaudited Pro Forma Consolidated Financial Statements

As at and for the nine months ended September 30, 2014

and for the year ended December 31, 2013

57

AVINO SILVER & GOLD MINES LTD.

Unaudited Pro Forma Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

As at and for the nine months ended September 30, 2014

and for the year ended December 31, 2013

58

AVINO SILVER & GOLD MINES LTD.

Unaudited Pro Forma Consolidated Statement of Financial Position

(Expressed in Canadian dollars)

As at September 30, 2014

	Avino Silver & Gold Mines Ltd. as at September 30, 2014 (unaudited)	Bralorne Gold Mines Ltd. as at July 31, 2014 (unaudited)	Pro forma adjustments (unaudited)	Note	Pro forma consolidated (unaudited)
ASSETS
Current assets
Cash and cash equivalents	$8,823,969	$498,684	$(405,932)	3(a)	$8,378,851
			(537,870)	3(c)
Sales taxes recoverable	967,816	-	43,846	3(a)	1,011,662
Amounts receivable	1,386,259	42,555	(30,090)	3(a)	1,377,091
			(21,633)	3(e)
Loan receivable	1,250,000	-	(1,250,000)	3(e)	-
Prepaid expenses and other assets	1,181,121	12,272	(12,272)	3(a)	918,991
			(262,130)	3(c)
Inventory	2,778,227	-	-		2,778,227
	16,387,392	553,511	(2,476,081)		14,464,822

Non-current assets
Restricted Cash	-	140,000	-		140,000
Exploration and Evaluation Assets	17,601,109	10,089,957	(1,251,143)	3(a),(b)	26,439,923
Plant, Equipment and Mining Properties	16,566,950	82,236	10,854	3(a)	16,660,040
Amounts due from Related Party	-	61,022	(61,022)	3(g)	-
Investment in Associate	2,628,175	-	(2,628,175)	3(b)	-
Investments in Related Companies	32,477	-	-		32,477
Investments in Other Companies	70,000	-	-		70,000
Reclamation Bonds	5,500	-	-		5,500
	$53,291,603	$10,926,726	$(6,405,567)		$57,812,762

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$2,658,671	$857,555	$(337,400)	3(a)	$3,178,826
Loan payable	-	500,000	771,633	3(a)	-
			(1,271,633)	3(e)
Amounts due to related parties	185,037	153,568	(93,591)	3(a)	245,014
Current portion of finance lease obligations	1,140,200	-	-		1,140,200
Taxes payable	618,415	-	-		618,415
	4,602,323	1,511,123	(930,991)		5,182,455
			--
Warrant Liability	312,396	-	-		312,396
Finance Lease Obligations	1,729,476	-	-		1,729,476
Reclamation Provision	1,988,897	98,000	-		2,086,897
Deferred Tax Liabilities	5,660,518	-	-		5,660,518
Total liabilities	14,293,610	1,609,123	(930,991)		14,971,742

EQUITY
Share Capital	53,766,310	37,747,897	(37,747,897)	3(d)	58,301,683
			4,535,373	3(a),(b)
Equity Reserves	10,673,213	2,070,210	(2,070,210)		10,673,213
Treasury Shares (14,180 shares, at cost)	(101,869)	-	-		(101,869)
Accumulated Other Comprehensive Income	1,053,840	-	-		1,053,840
Accumulated Deficit	(26,393,501)	(30,500,504)	30,500,504	3(d)	(27,085,847)
			(692,346)	3(b)
Total Equity	38,997,993	9,317,603	(5,474,576)		42,841,020
	$53,291,603	$10,926,726	$(6,405,567)		$57,812,762

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

59

AVINO SILVER & GOLD MINES LTD.

Unaudited Pro Forma Consolidated Interim Statement of Income (Loss)

(Expressed in Canadian dollars)

For the nine months ended September 30, 2014

	Avino Silver & Gold Mines Ltd. (nine months ended September 30, 2014)	Bralorne Gold Mines Ltd. (calculated for the nine months ended July 31, 2014 – Note 5)	Pro forma adjustments	Note	Pro forma consolidated

Revenue	$15,583,261	-	-		$15,583,261
Cost of Sales	9,168,088	-	-		9,168,088
Mine Operating Income	6,415,173	-	-		6,415,173
Operating Expenses
General and administrative expenses	2,428,653	639,155	-		3,067,808
Share-based payments	824,972	134,202	-		959,174
	3,161,548	(773,357)	-		2,388,191
Other Items
Fair value adjustment on warrant liability	983,251	-	-		983,251
Foreign exchange loss	(107,465)	(46,731)	-		(154,196)
Interest income (expense)	20,626	1,902	(33,724)	3(f)	(32,829)
			(21,633)	3(e)
Accretion of reclamation provision	(98,144)	-	-		(98,144)
Share of net loss of equity investee	(90,944)	-	90,944	3(h)	-
Unrealized loss on investments in related companies	(2,445)	-	-		(2,445)
Unrealized gain on investments	15,000	-	-		15,000
Impairment of exploration and evaluation assets	-	(20,421,743)	20,421,743	3(h)	-
Net Income (Loss) Before Income Taxes	3,881,427	(21,239,929)	20,457,330		3,098,828

Income Taxes
Current income tax expense	(1,182,369)	-	-		(1,182,369)
Deferred income tax expense	(654,034)	-	-		(654,034)
Net Income (Loss)	$2,045,024	$(21,239,929)	$20,457,330		$1,262,425

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

60

AVINO SILVER & GOLD MINES LTD.

Unaudited Pro Forma Consolidated Statement of Income (Loss)

(Expressed in Canadian dollars)

For the year ended December 31, 2013

	Avino Silver & Gold Mines Ltd. (year ended December 31, 2013)	Bralorne Gold Mines Ltd. (year ended January 31, 2014)	Pro forma adjustments	Note	Pro forma consolidated

Revenue	$16,094,701	-	-		$16,094,701
Cost of Sales	8,968,409	-	-		8,968,409
Mine Operating Income	7,126,292	-	-		7,126,292
General and Administrative Expenses
Depreciation	687	22,481	-		23,168
Directors fees	155,000	24,000	-		179,000
Interest expense	52,753	-	-		52,753
Investor relations	194,955	104,923	-		299,878
Management fees	390,510	3,791	-		394,301
Office and miscellaneous	722,816	136,931	-		859,747
Professional fees	311,193	143,559	-		454,752
Regulatory and compliance fees	140,629	37,730	-		178,359
Salaries and benefits	1,204,666	355,381	-		1,560,047
Share-based payments	908,362	55,028	-		963,390
Travel and promotion	165,860	40,354	-		206,214
	4,247,431	924,178	-		5,171,609
Income (loss) before other items and taxes	2,878,861	(924,178)	-		1,954,683
Other Items
Foreign exchange gain	415,278	24,869	-		440,147
Interest income (expense)	41,604	2,106	(44,965)	3(f)	(1,255)
Mineral property option income	69,500	-	-		69,500
Other income	103,802	-	-		103,802
Write-down of receivables	-	(77,623)	-		(77,623)
Unrealized loss on investments	(99,833)	-	-		(99,833)
Net Income (Loss) Before Income Taxes	3,409,212	(974,826)	(44,965)		2,389,421

Income Taxes		-	-
Current income tax expense	(42,547)	-	-		(42,547)
Deferred income tax expense	(2,518,453)	-	-		(2,518,453)
	(2,561,000)				(2,561,000)
Net Income (Loss)	$848,212	$(974,826)	$(44,965)		$(171,579)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

61

AVINO SILVER & GOLD MINES LTD.

Notes to the pro forma consolidated financial statements

For the nine months ended September 30, 2014 and the year ended December 31, 2013

(Expressed in Canadian dollars) (unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Avino Silver & Gold Mines Ltd. (“Avino”) have been prepared to give effect to the transaction in which Avino acquired the remaining issued and outstanding common shares of Bralorne Gold Mines Ltd. (“Bralorne”) that Avino did not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia).

The unaudited pro forma consolidated financial statements have been prepared on the basis of the assumptions and adjustments described below and in note 3. The unaudited pro forma consolidated financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a basis consistent with Avino’s accounting policies.

The transaction is accounted for using IFRS guidance for asset acquisitions, under which identifiable assets acquired and liabilities assumed are measured at carrying amounts based on their relative fair values at the acquisition date, no goodwill is recognized, acquisition-related costs are capitalized, and deferred tax assets or liabilities arising from the assets acquired and liabilities assumed are not recognized as a result of the initial recognition exemption.

The unaudited pro forma consolidated financial statements have been presented for information purposes only, and are based on the historical financial statements of Avino and Bralorne. The unaudited pro forma information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the transaction will likely differ from those recorded in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the transaction, (ii) synergies, operating efficiencies and cost savings that may result from the transaction, (iii) any effects of tax elections that may be made in connection with the transaction, (iv) benefits expected to be derived from the combined projects or (v) changes in commodity prices subsequent to the date of the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements include acquisition costs.

The measurement of the fair value of the assets acquired and liabilities assumed is dependent on certain assumptions and estimates made by management based on the reports of technical experts and other industry sources, and certain estimates have not yet been finalized. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma consolidated financial statements. Differences between these preliminary estimates and the final accounting for the transaction may occur and may be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited condensed consolidated interim financial statements of Avino as at and for the nine months ended September 30, 2014, the audited consolidated financial statements of Avino as at and for the year ended December 31, 2013, the unaudited condensed interim financial statements of Bralorne as at and for the six months ended July 31, 2014, the unaudited condensed interim financial statements of Bralorne as at and for the nine months ended October 31, 2013, and the audited financial statements of Bralorne as at and for the year ended January 31, 2014.

The unaudited pro forma consolidated statement of financial position as at September 30, 2014 has been prepared using information from the unaudited condensed consolidated interim statement of financial position of Avino as at September 30, 2014, the unaudited condensed interim statement of financial position of Bralorne as at July 31, 2014 and the adjustments and assumptions outlined in note 3 below. The unaudited pro forma condensed consolidated interim statement of financial position gives effect to the transaction as if it had occurred on September 30, 2014.

62

AVINO SILVER & GOLD MINES LTD.

Notes to the pro forma consolidated financial statements

For the nine months ended September 30, 2014 and the year ended December 31, 2013

(Expressed in Canadian dollars) (unaudited)

1.	BASIS OF PRESENTATION (continued)

The unaudited pro forma condensed consolidated interim statement of income for the nine months ended September 30, 2014 has been prepared using information from the unaudited condensed consolidated interim statement of operations and comprehensive income of Avino for the nine months ended September 30, 2014, the unaudited condensed interim statement of operations and comprehensive loss of Bralorne for the six months ended July 31, 2014, the unaudited condensed interim statement of operations and comprehensive loss of Bralorne for the nine months ended October 31, 2013, the consolidated statement of operations and comprehensive loss of Bralorne for the year ended January 31, 2014, and the adjustments and assumptions outlined in notes 3 and 5 below. The unaudited pro forma condensed consolidated interim statement of income for the nine months ended September 30, 2014 gives effect to the transaction as if it had occurred on January 1, 2013.

The unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2013 has been prepared using information from the consolidated statement of operations and comprehensive income of Avino for the year ended December 31, 2013, the statement of operations and comprehensive loss of Bralorne for the year ended January 31, 2014, and the adjustments and assumptions outlined in note 3 below. The unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2013 gives effect to the transaction as if it had occurred on January 1, 2013.

The accounting policies used in the preparation of the unaudited pro forma financial statements are those set out in Avino’s audited consolidated financial statements as at and for the year ended December 31, 2013. In preparing the pro forma financial statements, a review was undertaken to identify differences between Avino’s accounting policies and those of Bralorne that could have a material impact on the pro forma financial statements. No such material differences were identified.

2.	DESCRIPTION OF THE TRANSACTION

On October 20, 2014, Avino completed the purchase of all of the outstanding shares of Bralorne which Avino did not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bralorne holds an undivided 100% legal and beneficial interest in the Bralorne gold mine project in British Columbia. Avino is a reporting issuer in Canada and the United States and its common shares trade on the TSX Venture Exchange (“TSX-V”), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges, while Bralorne’s common shares traded on the TSX-V, the OTCQX marketplace, and the Frankfurt Stock Exchange prior to the closing of the transaction.

Following approval by the shareholders and optionholders of Bralorne, receipt of all necessary approvals from the TSX-V, and the approval of the Supreme Court of British Columbia after a hearing as to the fairness of the arrangement, Bralorne shareholders received 0.14 of an Avino share for each Bralorne share with any fractions rounded down to the nearest whole share, and all outstanding unexercised Bralorne options were cancelled. Prior to the transaction, Avino held 9,679,149 Bralorne common shares, representing approximately 34% of Bralorne’s issued and outstanding common shares, and Avino issued a further 2,636,845 common shares to complete the transaction. Upon completion, Bralorne became a wholly-owned subsidiary of Avino.

63

AVINO SILVER & GOLD MINES LTD.

Notes to the pro forma consolidated financial statements

For the nine months ended September 30, 2014 and the year ended December 31, 2013

(Expressed in Canadian dollars) (unaudited)

2.	DESCRIPTION OF THE TRANSACTION (continued)

The transaction was not conditional on any external financing. However, with the acceptance of the TSX-V, Avino made a $1,250,000 loan to Bralorne (in three tranches) to provide immediate working capital. The loan carried interest at 12% per annum, and the principal amount and accrued interest were secured by a general security agreement against all of the assets of Bralorne.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The preliminary purchase price allocation based on the estimated fair value of Bralorne's assets acquired and liabilities assumed is summarized below. The purchase price allocation will be finalized once Avino’s management has gathered and reviewed all relevant information, with an ultimate determination to be made for the fourth quarter of 2014. While Avino has determined that the transaction will be accounted for as an asset acquisition for reporting purposes, it is likely that the fair values of assets acquired and liabilities assumed will vary from those shown below, and the differences may be material.

For the purposes of determining the value of the purchase consideration, the total number of outstanding Bralorne common shares has been derived from information provided by Bralorne’s management as at October 20, 2014, and the closing share prices of Avino and of Bralorne at October 20, 2014 have been used, being $1.72 and $0.20 respectively.

(a) The preliminary purchase price allocation for the transaction is as follows:

September 30, 2014
Purchase Price:
2,636,845 Avino common shares at their fair value of $1.72 per share	$4,535,373
Fair value of 34% interest in Bralorne (9,679,149 Bralorne common shares)	1,935,829
Estimated transaction costs ($262,130 paid or accrued at September 30, 2014)	800,000
Total purchase price	$7,271,202

Purchase Price Allocation:
Cash	$92,752
Accounts receivable	12,465
Sales taxes recoverable	43,846
Restricted cash	140,000
Exploration and evaluation assets	8,838,814
Property and equipment	93,090
Accounts payable and accrued liabilities	(520,155)
Amounts due to related parties	(59,977)
Loan payable	(1,271,633)
Decommissioning liability	(98,000)
Total purchase price allocation	$7,271,202

64

AVINO SILVER & GOLD MINES LTD.

Notes to the pro forma consolidated financial statements

For the nine months ended September 30, 2014 and the year ended December 31, 2013

(Expressed in Canadian dollars) (unaudited)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (continued)

Notes relating to the preliminary purchase price allocation and pro forma adjustments are as follows:

(b)

In connection with the transaction, on July 9, 2014, Avino completed the purchase of 9,500,000 Bralorne shares at $0.28 from a third party, thereby obtaining a 33% interest in Bralorne. As at October 20, 2014, the market value of these Bralorne shares, together with the 179,149 Bralorne shares previously held for investment purposes, forms purchase consideration of $1,935,829 and is a part of the total consideration paid. Purchase consideration also includes 2,636,845 Avino common shares at their October 20, 2014 quoted market price of $4,535,373. The excess of the carrying value of Bralorne's net assets over the fair value of the consideration paid has resulted in a fair value adjustment to reduce Bralorne's exploration and evaluation assets.

(c)

The transaction costs are expected to total $800,000 and include investment advisor fees, legal and accounting fees, directors’ fees for the special committees of Avino and Bralorne, independent fairness opinions, and other acquisition-related costs. The transaction costs incurred will be capitalized in accordance with Avino's accounting policy for asset acquisitions. As at September 30, 2014, transaction costs of $262,130 had been paid or accrued in the financial statements of the respective entities.

	(d)	The adjustment represents the elimination of the share capital and equity accounts of Bralorne upon acquisition.

	(e)	The adjustment represents the elimination of the $1,250,000 loan advanced by Avino to Bralorne (Note 2) and any accrued interest upon completion of the transaction.

(f)

The adjustment to interest income represents the estimated interest lost as a result of the purchase of 9,500,000 Bralorne shares for $2,660,000 (Note 3(b)) and the loan of $1,250,000 from Avino to Bralorne (Note 2) in connection with the transaction.

	(g)	The adjustment represents the elimination of transactions between Avino and Bralorne on consolidation.

(h)

As the unaudited pro forma consolidated interim statement of income is prepared on the basis that the transaction was completed on January 1, 2013 using the fair values assigned to the net identifiable assets of Bralorne acquired by Avino, the impairment charge recorded by Bralorne and the equity loss recorded by Avino would not have occurred and as a result have been reversed as a pro forma adjustment.

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AVINO SILVER & GOLD MINES LTD.

Notes to the pro forma consolidated financial statements

For the nine months ended September 30, 2014 and the year ended December 31, 2013

(Expressed in Canadian dollars) (unaudited)

4.	PRO FORMA EARNINGS (LOSS) PER SHARE

For the purposes of the unaudited pro forma consolidated financial statements, earnings (loss) per share has been calculated using the weighted average number of shares which would have been outstanding as at September 30, 2014 and December 31, 2013, after giving effect to the transaction as if it had occurred on January 1, 2013. The calculation of pro forma earnings (loss) per share is as follows:

	Nine months ended September 30, 2014	Year ended December 31, 2013

Weighted average outstanding common shares of Avino prior to the transaction	31,521,145	27,405,179
Avino common shares issued in connection with the transaction	2,636,845	2,636,845
Pro forma basic weighted average outstanding common shares of Avino	34,157,990	30,042,024
Pro forma diluted weighted average outstanding common shares of Avino	35,248,157	30,338,248
Pro forma consolidated income (loss) for the period	$1,262,425	$(171,579)

Pro forma basic earnings (loss) per share	$0.04	$(0.01)
Pro forma diluted earnings (loss) per share	$0.04	$(0.01)

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AVINO SILVER & GOLD MINES LTD.

Notes to the pro forma consolidated financial statements

For the nine months ended September 30, 2014 and the year ended December 31, 2013

(Expressed in Canadian dollars) (unaudited)

5.	UNAUDITED INTERIM STATEMENT OF OPERATIONS OF BRALORNE

Prior to the transaction, Bralorne had a non-coterminous financial year end with that of Avino, and consequently the interim periods covered by their interim continuous disclosure documents are not comparable. The unaudited interim statements of operations of Bralorne used to prepare the unaudited pro forma interim statement of income for the nine months ended September 30, 2014 were prepared for the purpose of the pro forma financial statements and do not conform with the financial statements of Bralorne included elsewhere in the pro forma financial statements. For the purposes of the unaudited pro forma consolidated financial statements, Bralorne’s unaudited interim statement of operations was calculated for the nine months ended July 31, 2014 by: (i) adding Bralorne’s unaudited interim statement of operations for the six months ended July 31, 2014, (ii) adding Bralorne’s statement of operations for the year ended January 31, 2014, and (iii) subtracting Bralorne’s statement of operations for the nine months ended October 31, 2013. The calculation is as follows:

	Bralorne Gold Mines Ltd. (six months ended July 31, 2014) ( + )	Bralorne Gold Mines Ltd. (year ended January 31, 2014) ( + )	Bralorne Gold Mines Ltd. (nine months ended October 31, 2013) ( - )	Bralorne Gold Mines Ltd. (calculated for the nine months ended July 31, 2014) ( = )
General and Administrative Expenses
Depreciation	9,740	22,481	16,222	15,999
Directors fees	12,000	24,000	18,000	18,000
Finance fee	35,977	-	-	35,977
Investor relations	19,782	104,923	92,745	31,960
Management fees	12,951	3,791	3,102	13,640
Office and miscellaneous	70,172	136,931	106,166	100,937
Professional fees	13,864	143,559	47,881	109,542
Regulatory and compliance fees	20,524	37,730	29,153	29,101
Salaries and benefits	160,478	355,381	258,618	257,241
Share-based payments	84,414	55,028	5,240	134,202
Travel and promotion	17,561	40,354	31,157	26,758
Loss before other items	(457,463)	(924,178)	(608,284)	(773,357)
Other Items
Foreign exchange gain (loss)	(40,690)	24,869	30,910	(46,731)
Interest income	1,790	2,106	1,994	1,902
Impairment of exploration and evaluation assets	(20,421,743)	-	-	(20,421,743)
Loss on write-down of receivables	-	(77,623)	(77,623)	-
Net Loss	$(20,918,106)	$(974,826)	$(653,003)	$(21,239,929)

The unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2013 includes Bralorne’s operating results for the three months ended January 31, 2014, which are also included in the unaudited pro forma consolidated statement of income for the nine months ended September 30, 2014. The general and administrative expenses and net loss of Bralorne for the three months ended January 31, 2014 were $315,894 and $321,823 respectively.

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